================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 2

                               (FINAL AMENDMENT)

                                       TO

                                SCHEDULE 14D-1/A

              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND
                                  SCHEDULE 13D
                                 (RULE 13d-101)

                         ADVANCED LOGIC RESEARCH, INC.
                           (NAME OF SUBJECT COMPANY)

                         DEUCE ACQUISITION CORPORATION
                               GATEWAY 2000, INC.
                                   (BIDDERS)

                          COMMON STOCK PAR VALUE $.01
                         (TITLE OF CLASS OF SECURITIES)

                                   00 7948102
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            William M. Elliott, Esq.
                               Gateway 2000, Inc.
                               610 Gateway Drive
                            N. Sioux City, SD  57049
                                 (605) 232-2000
                                _______________

                                    Copy to:
                             Barry L. Dastin, Esq.
                  Kaye, Scholer, Fierman, Hays & Handler, LLP
                      1999 Avenue of the Stars, 16th Floor
                             Los Angeles, CA 90067
                                 (310) 788-1000

      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
                NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDER)

                                 JULY 22, 1997
  (DATE OF EVENT WHICH REQUIRES FILING OF THIS AMENDMENT TO SCHEDULE 14D-1 AND
                                 SCHEDULE 13D)


================================================================================
                                              Exhibit Index is located on Page 6


                                                               Page 1 of 6 Pages
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                                 14D-1 AND 13D
CUSIP No. 00 7948102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Deuce Acquisition Corporation
     S.S. or I.R.S. Identification Nos. of Above Persons

     95-4639816

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware, U.S.A.

--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person*

       12,361,608
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     97.56

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     CO

                                                               Page 2 of 6 Pages
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                                 14D-1 AND 13D
CUSIP No. 00 7948102


--------------------------------------------------------------------------------
1.   Name of Reporting Persons: Gateway 2000, Inc.
     S.S. or I.R.S. Identification Nos. of Above Persons

     42-1249184

--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group (See Instructions)
                                                                        (a) [ ]
                                                                        (b) [ ]

--------------------------------------------------------------------------------
3.   SEC Use Only


--------------------------------------------------------------------------------
4.   Sources of Funds (See Instructions)

     WC

--------------------------------------------------------------------------------
5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(e) or 2(f)
                                                                            [ ]

--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Delaware, U.S.A.

--------------------------------------------------------------------------------
7.   Aggregate Amount Beneficially Owned by Each Reporting Person*

     12,361,608
--------------------------------------------------------------------------------
8.   Check Box if the Aggregate Amount in Row (7) Excludes Certain Shares
     (See Instructions)
                                                                            [ ]
--------------------------------------------------------------------------------
9.   Percent of Class Represented by Amount in Row (7)

     97.56

--------------------------------------------------------------------------------
10.  Type of Reporting Person (See Instructions)

     CO

                                                               Page 3 of 6 Pages
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                       AMENDMENT NO. 2 TO SCHEDULE 14D-1


     This Amendment No. 2 (Final Amendment) amends the Tender Offer Statement on
Schedule 14D-1 (as amended previously and hereby, this "Statement") filed by Deuce Acquisition Corporation, a Delaware corporation ("Purchaser") and wholly-owned subsidiary of Gateway 2000, Inc., a Delaware corporation ("Parent"), with the Securities and Exchange Commission on June 24, 1997, as amended by Amendment No. 1 filed on June 27, 1997, relating to the tender offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $.01 per share (the "Shares"), of Advanced Logic Research, Inc., a Delaware corporation (the "Company"), at a price of $15.50 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 24, 1997, and related Letter of Transmittal (which together constitute the "Offer"), copies of which have been filed as Exhibits (a)(1) and
(a)(2), respectively, to this Statement.

     In accordance with General Instruction F to Schedule 14D-1, this Amendment No. 2 also constitutes a statement on Schedule 13D with respect to the acquisition by Purchaser of the Shares as more fully described below.


ITEM 6.   INTEREST IN SECURITIES OF THE SUBJECT COMPANY.
-------   ----------------------------------------------

     Item 6 is hereby supplemented and amended by adding at the end thereof the following:

     The Offer expired at 12:00 Midnight, New York City Time, on Tuesday, July 22, 1997. Based on information provided by First Chicago Trust Company of New York, the depositary for the Offer, as of 12:00 Midnight, New York City time, on Tuesday, July 22, 1997, a total of 12,361,608 Shares (including approximately 304,924 Shares subject to notices of guarantee of delivery) were validly tendered and not properly withdrawn pursuant to the Offer, and were accepted for payment by Purchaser. These Shares represent approximately 97.56% of the 12,671,338 Shares outstanding.

     The consummation of the Offer was publicly announced in a press release on July 23, 1997, a copy of which is attached as Exhibit (a)(10).

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.
--------  --------------------------------

          Item 11 is amended by the addition of the following Exhibit thereto:

          (a)(10)        Press Release, dated July 23, 1997

                                                               Page 4 of 6 Pages

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                                   SIGNATURE
                                   ---------


          After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 22, 1997

                                    GATEWAY 2000, INC.,
                                    a Delaware corporation


                                    By: /s/ WILLIAM M. ELLIOTT
                                        --------------------------------------
                                        Name:  William M. Elliott
                                        Title: Senior Vice President


                                    DEUCE ACQUISITION CORPORATION,
                                    a Delaware corporation


                                    By: /s/ STEPHEN P. JOHNS
                                       ----------------------
                                        Name:  Stephen P. Johns
                                        Title: President

                                                               Page 5 of 6 Pages
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
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                                                      PAGE NO. IN SEQUENTIALLY
EXHIBIT NO.      TITLE                                   NUMBERED SCHEDULE
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
(a)(10)          Press Release, dated July 23, 1997              6

                                                               Page 6 of 6 Pages